UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

TELLURIAN INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

87968A104

(CUSIP Number)

Charif Souki

Tellurian Inc.

1201 Louisiana Street, Suite 3100

Houston, TX 77002

(832) 962-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 10, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87968A104	Schedule 13D	Page 2 of 8

1	NAMES OF REPORTING PERSONS: Charif Souki
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: 28,623,853†
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 28,623,853†
	10	SHARED DISPOSITIVE POWER: 26,000,000*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 54,623,853*†
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 22.57%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN
†

Includes 23,000,000 shares that are pledged in connection with loan facilities as reported in Item 6 of Amendment No. 4 to Schedule 13D filed on behalf of Mr. Souki, the Souki Family 2016 Trust and Brooke Peterson on March 13, 2017 and Amendment No. 3 to Schedule 13D filed on behalf of Mr. Souki, the Souki Family 2016 Trust and Mr. Peterson on October 30, 2017.

*

Includes 26,000,000 shares owned by the Souki Family 2016 Trust. Charif Souki is the trustee of the Souki Family 2016 Trust and as trustee, he has the power to dispose of such shares but does not have the power to vote such shares.

CUSIP No. 87968A104	Schedule 13D	Page 3 of 8

1	NAMES OF REPORTING PERSONS: Souki Family 2016 Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Colorado

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 26,000,000*
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 26,000,000*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 26,000,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 10.74%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO
*

Charif Souki is the trustee of the Souki Family 2016 Trust and as trustee, he has the power to dispose of such shares but does not have the power to vote such shares. The beneficiaries of the Souki Family 2016 Trust have the power to vote the shares held by the trust by majority vote. However, the beneficiaries have executed an irrevocable special power of attorney in favor of Brooke Peterson giving him the exclusive right to vote the shares held by the Souki Family 2016 Trust.

CUSIP No. 87968A104	Schedule 13D	Page 4 of 8

1	NAME OF REPORTING PERSONS: Brooke Peterson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 618,604
	8	SHARED VOTING POWER: 26,000,000*
	9	SOLE DISPOSITIVE POWER: 618,604
	10	SHARED DISPOSITIVE POWER: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 26,618,604*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 11.00%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN
*

Includes 26,000,000 shares held by the Souki Family 2016 Trust. The beneficiaries of the Souki Family 2016 Trust have the power to vote the shares held by the trust by majority vote. However, the beneficiaries have executed an irrevocable special power of attorney in favor of Mr. Peterson giving him the exclusive right to vote the shares held by the Souki Family 2016 Trust.

CUSIP No. 87968A104	Schedule 13D	Page 5 of 8

Introductory Note

This Amendment No. 6 to Schedule 13D (the “Sixth Amended Schedule 13D”) amends and supplements the Schedule 13D originally filed by Charif Souki on February 21, 2017, as amended by Amendment No. 1 to Schedule 13D filed on behalf of Mr. Souki, the Souki Family 2016 Trust (the “Trust”) and Brooke Peterson (collectively, the “Reporting Persons”) on March 20, 2017, Amendment No. 2 to Schedule 13D filed on behalf of Mr. Souki, the Trust and Mr. Peterson on June 9, 2017, Amendment No. 3 to Schedule 13D filed on behalf of Mr. Souki, the Trust and Mr. Peterson on October 30, 2017, Amendment No. 4 to Schedule 13D filed on behalf of Mr. Souki, the Trust and Mr. Peterson on March 13, 2018, and Amendment No. 5 to Schedule 13D filed on behalf of Mr. Souki, the Trust and Mr. Peterson on April 16, 2019 (the “Fifth Amended Schedule 13D”). Mr. Souki is filing this Sixth Amended Schedule 13D to report that on July 10, 2019, Mr. Souki and the Trust entered into an amendment to a voting agreement with Tellurian Inc., a Delaware corporation (the “Issuer”), Tellurian Investments LLC, a Delaware limited liability company and subsidiary of the Issuer, TOTAL Delaware, Inc., a Delaware corporation and subsidiary of TOTAL S.A. (“TOTAL”), and Martin Houston. Except as expressly set forth herein, there have been no changes in the information set forth in the Fifth Amended Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)	Shares owned:

Mr. Souki:

(i)	Amount beneficially owned: 54,623,853

(ii)	Percent of class: 22.57%[1]

The Trust:

(i)	Amount beneficially owned: 26,000,000

(ii)	Percent of class: 10.74%[1]

Mr. Peterson:

(i)	Amount beneficially owned: 26,618,604

(ii)	Percent of class: 11.00%[1]

(b)	Number of shares as to which Mr. Souki has:

(i)	Sole power to vote or direct to vote: 28,623,853

(ii)	Shared power to vote or direct to vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 28,623,853

(iv)	Shared power to dispose or to direct the disposition of: 26,000,000[2]

[1]

This percent of class figure is based on 242,063,899 shares of Common Stock outstanding as of April 26, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2019.

[2]	Includes 26,000,000 shares owned by the Trust. Mr. Souki is the trustee of the Trust and as trustee, he has the power to dispose of such shares but does not have the power to vote such shares.

CUSIP No. 87968A104	Schedule 13D	Page 6 of 8

Number of shares as to which the Trust has:

(i)	Sole power to vote or direct to vote: 0

(ii)	Shared power to vote or direct to vote: 26,000,000

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 26,000,000

Number of shares as to which Mr. Peterson has:

(i)	Sole power to vote or direct to vote: 618,604

(ii)	Shared power to vote or direct to vote: 26,000,000[3]

(iii)	Sole power to dispose or to direct the disposition of: 618,604

(iv)	Shared power to dispose or to direct the disposition of: 0

(c)

Except for 25,125 shares of restricted stock of the Issuer that were issued to each of Messrs. Souki and Peterson on June 5, 2019 in respect of director compensation, there have been no transactions with respect to shares of common stock, $0.01 par value per share, of the Issuer (“Common Stock”) that were effected by any Reporting Person during the past 60 days.

(d)

No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares being reported on this Sixth Amended Schedule 13D.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

On July 10, 2019, Driftwood Holdings LP, a Delaware limited partnership and subsidiary of the Issuer (“Driftwood Holdings”), entered into an equity capital contribution agreement (the “Contribution Agreement”) with TOTAL, whereby TOTAL agreed to make a $500 million capital commitment to Driftwood Holdings in exchange for Class A limited partnership interests in Driftwood Holdings. Also on July 10, 2019, in connection with the Contribution Agreement, each of Mr. Souki and the Trust entered into Amendment No. 1 (the “Voting Agreement Amendment”) to that certain Voting Agreement, dated January 3, 2017, by and among the Issuer, Tellurian Investments LLC, a Delaware limited liability company and subsidiary of the Issuer (then known as Tellurian Investments Inc.), TOTAL, Mr. Souki, the Trust and Mr. Houston. Pursuant to the Voting Agreement Amendment, (i) each of Mr. Peterson and Messrs. Souki and Houston provided a letter to TOTAL confirming his intent, subject to certain conditions and exceptions, to vote, as a member of the board of directors of the Issuer in favor of a policy

[3]

Includes 26,000,000 shares held by the Trust. The beneficiaries of the Trust have the power to vote the shares held by the Trust by majority vote. However, the beneficiaries have executed an irrevocable special power of attorney in favor of Mr. Peterson giving him the exclusive right to vote the shares held by the Trust.

CUSIP No. 87968A104	Schedule 13D	Page 7 of 8

to declare and pay a dividend to the holders of Common Stock of a minimum of 50% of the Issuer’s available cash and (ii) in the event any of those directors leave the Issuer’s board of directors, each of Messrs. Souki and Houston and the Trust would agree to vote their shares of stock of the Issuer, and the Issuer would make commercially reasonable efforts, to elect a successor director who is willing to provide a similar letter to TOTAL.

The foregoing description of the Voting Agreement Amendment does not purport to be complete and is subject to and qualified in its entirety by reference to the Voting Agreement Amendment, a copy of which is filed as Exhibit 1 to this Sixth Amended Schedule 13D and incorporated herein by reference.

Item 7. Materials to be Filed as Exhibits.

Exhibit No.	Description

Exhibit 1	Amendment No. 1, dated as of July 10, 2019, to the Voting Agreement, dated as of January 3, 2017, by and among Tellurian Inc., Tellurian Investments LLC, TOTAL Delaware, Inc., Charif Souki, the Souki 2016 Family Trust, and Martin Houston

CUSIP No. 87968A104	Schedule 13D	Page 8 of 8

Signatures

After reasonable inquiry and to the best knowledge and belief of the undersigned, such person certifies that the information set forth in this Statement with respect to such person is true, complete and correct.

Date: July 22, 2019	Signature:	/s/ Daniel Belhumeur

	Name:	Daniel Belhumeur under power of attorney by Charif Souki, the Souki Family 2016 Trust and Brooke Peterson

Title: